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@johnsfinancetips

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These are the 3 ways I'm investing my money in 2024
1.) directly into the stock market -> by way of low cost broad based market index

funds 2.) real estate -> long term buy and hold rentals

3.) income investing -> which can also be termed as fixed income and this one is a bit more

opportunistic aka time sensitive strategy, this is because of the sudden & dramatic increase in interest rates from the Fed which may not last indefinitely.


Carefully consider the investment objectives, risks, charges and expenses of The Fundrise Income Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/income. Read them carefully before investing. #incomefundmarketing
and traditionally for people like you and I

Simple forms of fixed income would be purchasing T bills aka lending money to our government which is relatively low risk. A more advanced strategy is Private Credit, where you step in to provide financing to investors, such as real estate investors, that need money from a bank but the bank may not be willing or able to finance the entire project.

And traditionally for people like you and I to invest in private credit would involve needing A LOT of know-how and a lot of money. Fortunately though my partners at Fundrise can do this with their income fund. To get access tap the link in my bio or head to Fundrise.com. Or comment Fundrise 24 and I'll send you a link.

This is an Income Real Estate Fund ad.

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directly into the stock
market by way of low cost

These are the 3 ways I'm investing my money in 2024
1.) directly into the stock market -> by way of low cost broad based market index

funds 2.) real estate -> long term buy and hold rentals

3.) income investing -> which can also be termed as fixed income and this one is a bit more opportunistic aka time sensitive strategy, this is because of the sudden & dramatic increase in interest rates from the Fed which may not last indefinitely.


Carefully consider the investment objectives, risks, charges and expenses of The Fundrise Income Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/income. Read them carefully before investing. #incomefundmarketing
would require a lot of know how

Simple forms of fixed income would be purchasing T bills aka lending money to our government which is relatively low risk. A more advanced strategy is Private Credit, where you step in to provide financing to investors, such as real estate investors, that need money from a bank but the bank may not be willing or able to finance the entire project.

And traditionally for people like you and I to invest in private credit would involve needing A LOT of know-how and a lot of money. Fortunately though my partners at Fundrise can do this with their income fund. To get access tap the link in my bio or head to Fundrise.com. Or comment Fundrise 24 and I'll send you a link.

This is an Income Real Estate Fund ad.

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These are 3 ways I'm investing in 2024. Stocks, Real Estate, and Income.

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#fundrise #incomefund #investing #privatecredit

Carefully consider the investment objectives, risks, charges and expenses of The Fundrise Income Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/income. Read them carefully before investing.
#incomefundmarketing

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directly into the stock market by way of lowcost broad-based

broad based market index funds

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The 3 ways I'm investing in 2024. Stocks, Real Estate, and Income. **#fundrise #incomefund**

These are the 3 ways I'm investing my money in 2024
1.) directly into the stock market -> by way of low cost broad based market index

funds 2.) real estate -> long term buy and hold rentals

3.) income investing -> which can also be termed as fixed income and this one is a bit more opportunistic aka time sensitive strategy, this is because of the sudden & dramatic increase in interest rates from the Fed which may not last indefinitely.


to invest in private credit would
require a lot of knowhow and a lot of
Carefully consider the investment objectives, risks, charges and expenses of The Fundrise Income Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/income. Read them carefully before investing. #incomefundmarketing
and a lot of money
fortunately though
@johnsfinancetips
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The 3 ways I'm investing in 2024. Stocks, Real Estate, and Income. #fundrise #incomefund

Simple forms of fixed income would be purchasing T bills aka lending money to our government which is relatively low risk. A more advanced strategy is Private Credit, where you step in to provide financing to investors, such as real estate investors, that need money from a bank but the bank may not be willing or able to finance the entire project.

And traditionally for people like you and I to invest in private credit would involve needing A LOT of know-how and a lot of money. Fortunately though, my partners at Fundrise can do this with their income fund. To get access tap the link in my bio or head to Fundrise.com. Or

comment Fundrise 24 and I'll send you a link.

This is an Income Real Estate Fund ad.